Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 31, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 2054

Attn:	Ronald (Ron) E. Alper
Pam Long

Re:	Aimei Health Technology Co., Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 17, 2023
File No. 333-272230

Dear Mr. Alper and Ms. Long:

On behalf of Aimei Health Technology Co., Ltd (the “Company”), we are hereby responding to the letter dated August 23, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on August 17, 2023, File No. 333-272230 (the “Registration Statement”).

In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed August 17, 2023

If we seek shareholder approval of our business combination . . ., page 29

1.	We note the revisions you made in response to prior comment 2. Please revise the disclosure here and on page 21 to explain how the purchase of shares by the sponsor or its affiliates from public shareholders in connection with the approval of the business combination may “influence a vote” if you intend that the sponsor and its affiliates will represent that they will not vote in favor of approving the business combination, or remove this reference.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 29 in the Amended registration statement by removing the reference in question.

Certain Relationships and Related Party Transactions, page 111

2.	We note that you have removed disclosure regarding your relationship with ARC Group Limited from this section. However, we also note that the public website for ARC Group indicates that an individual named Julianne Huh is a “strategic partner” to ARC Group. The website also indicates that ARC has a vice president named Ulrich Karlsen. If either of these individuals also serve as independent directors of Aimei, please disclose this relationship and the agreement with ARC Group in this section and in the biographical information for each individual, and file the agreement as an exhibit to the registration statement.

RESPONSE: Ulrich Karlsen is not an independent director of the Company, although his brother Robin is one of the Company’s independent directors. Ulrich Karlsen is the Head of the M&A group at ARC. Robin Ulrich has no relationship with ARC whatsoever. Julianne Huh, who is an independent director of the Company, owns a minority interest in a company called TVA Spac Partners, and TVA has a partnership agreement with ARC whereby TVA may introduce future client to ARC. However, ARC and the Company are not related parties.

Enforcement of Civil Liabilities in Hong Kong and China, page 121

3.	We note your response to prior comment 5 that Ms. Lin Bao’s residence in the PRC is disclosed in her biography on page 103. However, as this information is directly relevant to the disclosure regarding the enforcement of civil liabilities in China, please include it in the context of this discussion as well, as requested in our prior comment.

RESPONSE: The Company acknowledges the staff’s comment and has included the requested disclosure on page 121 of the Amended Registration Statement.

Item 16. Exhibits and Financial Statement Schedule Exhibit 23.1, page 146

4.	In your next amendment, please provide an updated consent from your independent registered public accounting firm.

RESPONSE: The Company acknowledges the Staff’s comment and has provided an updated consent from its independent registered public accounting firm as an exhibit to the Amended Registration Statement.

General

5.	We note your response to prior comment 6 and we reissue it in part. Please include disclosure addressing the impact that PRC law or regulation may have on the cash flows associated with a business combination in relation to shareholder redemption rights.

RESPONSE: The company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 50 in the Amended Registration Statement to clarify that the trust funds are not held in China, they are held in U.S. dollars in the United States with Continental Stock Transfer & Trust Company and therefore the shareholder redemption rights would not be impacted.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian
Andrei Sirabionian Partner